October 22, 2014

Securities and Exchange Commission

100 F. Street, NE

Washington, D.C. 20549

Re:	Capnia, Inc.

Registration Statement on Form S-1

Withdrawal of Acceleration Request - Registration Statement on

Form S-1 (File No. 333-196635)

VIA EDGAR

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on October 21, 2014, in which we, as representative of the several underwriters of Capnia, Inc.’s proposed public offering, joined Capnia, Inc.’s request for acceleration of the effective date of the above-referenced Registration Statement for Thursday, October 22, 2014, at 4:00 p.m. Eastern Time. Capnia, Inc. is no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective date.

[Signature Page Follows]

MAXIM GROUP LLC
As representative of the several underwriters

By	/s/ Clifford A. Teller
Name:	Clifford A. Teller
Its:	Executive Managing Director
Head of Investment Banking